TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	May 29 , 2003

RE	News release - For immediate distribution

CINAR, WITH WGBH BOSTON AND MARC BROWN STUDIOS, ANNOUNCES NEW ARTHUR® SPIN-OFF PROGRAM ON PBS KIDS

Production and distribution venture

transforming CINAR into an integrated

entertainment and education leader

Montréal (Qc) Canada – May 29, 2003 –  In a joint press release with WGBH Boston, PBS, and Marc Brown Studios, CINAR Corporation today announced the launch of a new half-hour spin-off television series based on Buster, one of the most popular characters from the Emmy® award winning-series, ARTHUR. POSTCARDS FROM BUSTER will promote literacy and multicultural understanding among school age children and blend animation with live action footage.  This new series will premiere on PBS KIDS in Fall 2004.

The Company holds the worldwide home video distribution rights for POSTCARDS FROM BUSTER, as well as the worldwide television distribution rights outside the United States.  CINAR also has a pending agreement on educational rights, including those for educational publishing and video worldwide.  This agreement should be confirmed in the near future.

“This production and distribution venture is an important step in transforming CINAR into a fully integrated entertainment and education leader,” says Stuart Snyder, president and CEO of CINAR Corporation. “By participating as an equity partner and retaining the video and educational distribution rights, CINAR is leveraging important revenue and profit opportunities,” says Mr. Snyder.

“We are also committed to expanding our market reach beyond pre-school to provide high-quality programming to school-age children and this new series focuses precisely on that niche.  All of this plays to the combined strengths of CINAR,” he adds.

POSTCARDS FROM BUSTER is brought to PBS by WGBH Boston, America’s pre-eminent public broadcasting producer; Marc Brown Studios, led by Arthur creator, Marc Brown; and CINAR Corporation. WGBH and CINAR are the same team that produce ARTHUR for PBS. PBS is a private, non-profit media enterprise owned and operated by 350 public television stations in the United States.

“It’s important for children to experience cultures different from their own,” says WGBH executive producer Carol Greenwald. “Putting Buster on the road and immersing him in real-life settings via the live-action ‘postcards’ is a perfect vehicle to teach children about the rich and complex cultural life that exists across North America.”

“This announcement is a direct result of our strategy to grow, integrate and diversify,” says Mr. Snyder.  “It also reinforces our long-standing relationship with our partners, WGBH Boston, Marc Brown and PBS,” he adds.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is www.cinar.com.

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INFORMATION:

Nathalie Bourque 514-843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. Forward-looking statements in this document include, but are not necessarily limited to, those relating to the results of the company's reviews. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.